
Mail Stop 3561

August 14, 2008

<u>Via U.S. Mail</u>

Daniel Mendes
President
DRS Inc.
8245 SE 36th Street
Mercer Island, Washington 98040

> **Re: DRS Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2008**
> **File No. 333-152419**

Dear Mr. Mendes,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Page, 4</u>

1. Please revise your first paragraph to clearly state the <u>aggregate</u> number of shares offered by the selling shareholders. Also, revise the last sentence of the first paragraph to clearly state that the selling shareholders are offering the 3,361,600 that underlie their options. Please make corresponding changes under "Amount of Offering" on page 7.

2. Please revise to add the disclosure required by Item 501(b)(10)(iii) of Regulation S-K.

Prospectus Summary, page 7

3. Please revise your table to add a column indicating which shares are offered by you and which are offered by the selling shareholders.

Risk Factors, page 9

4. Add a risk factor discussing the fact that, since this is a "best efforts" offering, sales of securities by you will not receive priority over sales by selling security-holders and, as such, you may not be able to sell any securities.

Our existing shareholders may experience dilution, page 14

5. Revise to clarify that anyone purchasing directly from you, as opposed to those purchasing from selling shareholders, *will* experience dilution.

Use of Proceeds, page 16

6. The first sentence of this section appears to include the proceeds to the selling shareholders. Also, it appears the dollar amount in the first sentence and the dollar amount to the selling shareholders are incorrect. Item 504 of Regulation S-K requires that you state the principal purposes of the net proceeds to <u>you</u>. Please revise or consider removing reference to the dollar amount the selling shareholders will receive. You may state generally that you will not receive any proceeds from the sale of the selling shareholders' shares. Please revise your introductory paragraph to state clearly the proceeds that <u>you</u> expect to receive.

Dilution, page 18

7. Provide disclosure of outstanding share amounts as of a more recent date.

Plan of Distribution and Selling Security Holders, page 21

8. Please revise this section to clearly present the disclosure required by Items 508 and 509 of Regulation S-K. Consider presenting the disclosure under two separate headings to make it easier for investors to evaluate the disclosure responsive to each item. Also, use subheadings, as appropriate. For instance, your plan of distribution does not appear until page 24 under the heading "Options." The other comments below are intended primarily to offer some guidance in revising this disclosure.

Selling Security Holders, page 19

9. Please revise to disclose the natural persons who control the Terry Wong Trust and the Mendes Family Trust.

10. Please revise to add totals to the end of the columns titled "SHARES BENEFICALIALLY OWNED BEFORE RESALE" and "AMOUNT OFFERED (ASSUMING ALL SHARES SOLD)."

11. Your footnote (1) refers only to 1,868,268 of the shares offered by the selling shareholders. If the remaining shares offered by the selling shareholders may be sold by the same methods, please revise.

12. It is unclear whether the sentence that begins with "Additionally, we are registering 3,361,600 shares of Common Stock…" is part of footnote (1). It appears your intention is to describe how each investor acquired the options listed in your table. If so, please footnote your table and revise your disclosure accordingly.

13. Furthermore, the disclosure under "Options" seems to merely repeat the terms enumerated in your option agreement. Please consider what disclosure would be material to an investor and revise to clearly and concisely describe the options.

Security Ownership of Beneficial Owners and Management, page 26

14. It appears, based upon your disclosure on page 19, that Karen Okazaki Wong may be a beneficial owner of more than 5% of your shares. Please revise the table to include information about Ms. Wong or tell us why you do not think it is appropriate.

Executive Summary of George Guimont, page 26

15. Please revise to indicate Mr. Guimont's business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Interest of Named Experts and Counsel, page 28

16. Please clarify that Sharon D. Mitchell has provided an opinion as to the legality of the offered securities.

Description of Business, page 30

17. We note your statement in the fourth paragraph on page 31 that you are "the largest drywall scrapping/recycling company in the state of Washington." Please revise to provide your basis for this statement.

Financial Statements, page 35

18. Remove the italicized language from under this heading. Since your disclosure should provide investors with a clear picture of your business, including any relevant material information about your position within your industry, it is not appropriate to urge potential investors to consult outside sources.

Management's Discussion and Analysis or Plan of Operation, page 35

19. While we note your disclosure on page 42 under "Forward Looking Capital Expenditures," please revise your discussion beginning on page 35 to disclose the estimated funds you will need alongside each part of your plan. This presentation will make it easier for an investor to evaluate your plans and the financial resources needed to achieve your plan. Similarly revise your disclosure related to the Port of Ridgefield on page 36.

Summary of Operations, page 37

20. Tell us why you believe it is reasonable to assume gross margins to vary between 8% and 10% when your most recent results only show a gross margin of 3%.

Audited Financial Statements
Consolidated Balance Sheets

21. We note from your response to our prior comment 30 in our letter dated April 2, 2008, that you believe the classification of receivable from shareholder as a financing activity is appropriate; however, it appears based upon your disclosures provided in Note 11 and on page 41 that the underlying nature of the amount represents a deposit to Mr. George Guimont for the lease of equipment vehicles and trucks that DRS uses in its business. In this regard, your classification of the $225,829 as a financing activity is inconsistent with the guidance provided in paragraph 24 of SFAS No. 95 which points to the underlying nature and source of the cash flow item. If the purpose of the deposit is to secure the lease of assets used in your business, then we would expect such amounts to be treated as an investing activity. In this regard, we believe you should revise the receivable from shareholder as an investing activity rather than financing activity.

Interim Financial Statements for the nine months ended March 31, 2008

Consolidated Balance Sheets, page F-16

22. Please revise to indicate on the face of the balance sheet that the amounts as of March 31, 2008 are unaudited. Also, please revise the statement of changes in shareholder's equity to indicate the balance at March 31, 2008 is unaudited.

Consolidated Statements of Cash Flows, page F-18

23. We note that although the title of the statement of cash flows indicates the period from July 1, 2007 to March 31, 2008, the column header above the cash flow amounts reads "six months 31-Dec-07." Please revise to either remove the column header or disclose the appropriate period under the column header.

Part II
Recent Sales of Unregistered Securities, page 50

24. Please provide all of the information required by Item 701 for each transaction in this section. For instance, for each transaction you have not disclosed the aggregate offering price for securities sold for cash as required by Item 701(c) of Regulation S-K. For any securities sold otherwise than for cash, state the aggregate dollar amount of consideration that you received.

25. For this section, please do not refer to other sections of the prospectus. All of the disclosure in response to Item 701 must be provided in this section.

Signatures, page 55

26. Please revise to indicate your controller or principal accounting officer. Refer to Instructions for Signatures on Form S-1.

Exhibit 5.1

27. Please refer to the fourth paragraph of your opinion. It appears that you are only providing an opinion on the "Shares" that you define as 1,868,268 shares of common stock. Please revise to provide an opinion on all of the securities that are offered under this registration statement. Please opine separately on shares that have already been issued and shares that will be issued.

Exhibit 10.3

28. Please confirm to us that all of the option holders have received and have signed the amendment to option agreement and tell us the effective date of the amendment.

Exhibit 23.1

29. We note that the date of your consent from your independent accountants is as of January 25, 2008. In light of the events that have transpired since the date of your last consent, and the updated financial statements for the interim period ended March 31, 2008 which have been filed with the Form S-1, please include a currently dated consent of the Independent Registered Public Accounting Firm in your next amendment to your Form S-1 registration statement.

Other

30. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its

full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3212 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Sharon D. Mitchell, Esq.
        via fax: (760) 365-0762